Filed by Terex Corporation
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Terex Corporation
Commission File No.: 001-10702
Date: August 21, 2015

Terex & Konecranes Merger: FAQs
(August 21, 2015 addendum)

About the Terex & Konecranes Merger

How will this merger affect our brands?
Konecranes Terex will be the parent company to a family of leading brands in the Industrial Lifting, Port Solutions, Aerial Work Platforms, Cranes and Material Handling sectors, including Demag, Konecranes, Terex, Genie and Powerscreen.  After the close of the merger we will solidify our ongoing brand strategy but we do not anticipate any significant change in brands.

Where will all the segment /vertical heads will be located?
It's business as usual until the merger closes; these decisions will be made thereafter, in the normal course of doing business.  That said, we do expect that business leaders will generally be located in the same locations.

Has/will Terex and Konecranes communicate with customers and suppliers about the pending merger?
Terex has communicated with its customers and suppliers, explaining the many expected benefits of the merger and assuring them that it's business as usual, leading up to finalization.  Konecranes has done the same with its customers and suppliers.

How will leaders for the new entity be selected from Terex and Konecranes?
It has always been our goal to select the individuals who are best suited for any given job and leadership position. This will continue to be our objective for the new combined organization.  However, as part of the merger it is agreed that the Terex CEO will be the CEO of the combined company.  In addition, there is no product commonality between most Terex and Konecranes products.  Overall, we would expect leadership decisions to be made generally in the same manner as in the past.

Some law firms have issued shareholder alerts saying that they will commence an investigation into the merger regarding the agreed share price. Is this a usual event in case of such a big transaction or is there a real threat of investigations into this merger.
It's quite common in the U.S. legal system for multiple law firms to announce such investigations in the case of pending mergers and acquisitions.  This is a competitive process among the law firms to attract plaintiffs and become the lead counsel should there be a proceeding.   We do not expect that these investigations will have an effect on the merger.

Financial reporting tool: Will we use COGNOS or Hyperion (HFM) or both?
This is one of many issues that will be investigated by the integration team in the coming months.

To whom will the various Terex and Konecranes businesses report?
As stated earlier, the Terex CEO will have responsibility for the day-to-day business operations of the company. In addition, there is no product commonality between most Terex and Konecranes products.  Overall, we would expect leadership decisions to be made generally in the same manner as in the past.

Financial Reporting Standard: "US-GAAP" or "IFRS" ?
Since it is the intention that the shares of the combined company be listed on both the Helsinki and U.S. stock exchanges, we expect that the new company will be subject to both US and Finnish reporting requirements and be required to report in both US-GAAP and IFRS.

About Compensation & Benefits

What happens to deferred compensation?
When the transaction closes, deferred compensation will be entirely funded, held in trust and distributed on the same schedule as is currently planned.

About Terex Stock

What's the U.S. income tax consequence of exchanging the Terex shares
I already own?
The Konecranes – Terex Corporation business combination is viewed as a taxable transaction for Terex shareholders. Generally speaking, Terex shareholders will recognize gain or loss on the exchange of their Terex stock for shares of Konecranes.  The amount of taxable gain or loss will be based on the difference between the fair market value of Konecranes shares and the tax basis of your Terex shares at closing. You are encouraged to consult with a tax advisor regarding your personal situation.
Can you explain how the share conversion will work? It sounds like Terex shares will be worth less than before when converted at 0.800.
Terex shareholders will not receive less for their shares. At the time of the announcement of the merger, the per share value of Konecranes was higher than that of Terex such that .8 shares of Konecranes resulted in a premium to Terex shareholders. Keep in mind, Konecranes shares trade in euros, while Terex shares trade in dollars, so it's not a "1 for 1" comparison.

For example (hypothetical):

If Terex shares traded at $24/share at closing and Konecranes shares traded at €31/share at closing, you would multiply €31 x .8 to arrive at a Terex share price of $27.28/share (when converted from euros to dollars -- €1 = $1.10) – a little over $3 more than the Terex per share price on the New York Stock Exchange at that time.

About Years of Service

Can TMs transfer to Konecranes and retain their years of service with Terex?
Not at this time, because Terex and Konecranes remain two separate companies.  After the merger, policies guiding transfer of service within the new combined company will be established and communicated.

For those of us who left Konecranes on good terms, will our time in service at Konecranes count along with our time in service at Terex combined for the new company?
After the merger, policies guiding transfer of service within the new combined company will be established and communicated.

About Staffing

Could it be considered bad timing for individuals who are currently trying to move to newly created positions within Terex due to the possibility of those positions being cut?
As we've said, it's "business as usual" leading up to the completion of the merger (anticipated in the first half of 2016). This includes staffing, which continues as before. We have a business to run and to do so effectively we must staff appropriately. Longer term, it's expected that the merger will result in a more robust organization than we have today, which is very likely to result in new opportunities.

Due to the potential overlap that will come with the merger, could this cause a potential hiring freeze for currently open positions?
See answer above.

Will this Konecranes Terex merger contribute to job cuts in locations where Terex and Konecranes both have facilities currently?
In the coming months, a number of "transition teams" will be formed, comprising representatives from both Terex and Konecranes. These teams will be looking at all aspects of the businesses to understand how things are done by each organization. After a thorough grounding in the current state, the teams will be in a better position to make recommendations to leadership regarding a potential future state.

About Facilities

Several facility leases are close to being up for renewal. How will these be treated?
Leases that are up for renewal between now and the completion of the merger will be negotiated as usual.

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Important Information For Investors And Stockholders
This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed Business Combination, Terex and Konecranes will file relevant materials with the SEC, including a Konecranes registration statement on Form F-4 that will include a proxy statement of Terex that also constitutes a prospectus of Konecranes, and a definitive proxy statement/prospectus will be mailed to stockholders of Terex. INVESTORS AND SECURITY HOLDERS OF TEREX ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus (when available) and other documents filed with the SEC by Terex or Konecranes through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Terex will be available free of charge on Terex's internet website at www.Terex.com.
Terex, its directors and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction.  Information about the directors and executive officers of Terex is set forth in its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on April 1, 2015.  Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Forward Looking Statements

This document contains forward-looking statements regarding future events, including statements regarding Terex or Konecranes, the transaction described in this document and the expected benefits of such transaction and future financial performance of the combined businesses of Terex and Konecranes based on each of their current expectations. These statements involve risks and uncertainties that may cause results to differ materially from those set forth in the statements. When included in this document, the words "may," "expects," "intends," "anticipates," "plans," "projects," "estimates" and the negatives thereof and analogous or similar expressions are intended to identify forward-looking statements. However, the absence of these words does not mean that the statement is not forward-looking. Terex and Konecranes have based these forward-looking statements on current expectations and projections about future events. These statements are not guarantees of future performance.
Because forward-looking statements involve risks and uncertainties, actual results could differ materially. Such risks and uncertainties, many of which are beyond the control of Terex and Konecranes, include among others: the ability of Terex and Konecranes to obtain shareholder approval for the transaction, the ability of Terex and Konecranes to obtain regulatory approval for the transaction, the possibility that the length of time required to complete the transaction will be longer than anticipated, the achievement of the expected benefits of the transaction, risks associated with the integration of the businesses of Terex and Konecranes, the possibility that the businesses of Terex and Konecranes may suffer as a result of uncertainty surrounding the proposed transaction, and other factors, risks and uncertainties that are more specifically set forth in Terex' public filings with the SEC and Konecranes' annual and interim reports.  Each of Terex and Konecranes disclaim any obligation to update the forward-looking statements contained herein.